                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  19 May, 2007

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19 th May 2008

Allied Irish Banks, p.l.c. issues Call Notices

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]

has today issued Call Notices in accordance with the terms of the following instruments to the relevant Paying Agents
.

S
ettlement dates are detailed below
:

Instrument : EMTN series 34(i) and (ii)
Total :	€200m
ISIN :	XS0159233427
Announcement :	19 May 2008
Settlement :	12 June 2008

Instrument : US $ Preference Share
Total :	US $ 250m
ISIN :	US019228AA38
Announcement :	19 May 2008
Settlement :	15 July 2008

-ENDS-

For further information please contact:

Alan Kelly
General Manager, Group Finance
AIB Group
Dublin 4
Tel: +353-1-6600311 ext. 12162

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date   19 May, 2008

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.